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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------


                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                ELECTROPURE, INC.
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     286133
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                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 2, 2000
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             (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              13D - AMENDMENT NO. 9


----------------                                               -----------------
CUSIP NO. 286133                                               PAGE 2 OF 8 PAGES
----------------                                               -----------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ANTHONY M. FRANK
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           California, USA
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                                 7      SOLE VOTING POWER


                                        6,937,549
          NUMBER OF             ------------------------------------------------
           SHARES                8      SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                       NONE
           EACH                 ------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                         6,937,549
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


                                        NONE
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           6,937,549, including 1,000,000 shares of Series B
           Convertible Preferred Stock


--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           56.7% of the Common Stock        100% of the Series B Convertible
                                            Preferred Stock
           53.7% of Voting Power


--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*


           IN - 5,704,948
           EP -    80,000


--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 8 PAGES


This Amendment No. 9 amends, in relevant part as follows, the Schedule 13D, filed March 15, 2000, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation.


ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Anthony M. Frank

        (b) 320 Meadowood Court, Pleasant Hill, CA  94523

        (c) Retired - former Postmaster General

        (d) Not applicable

        (e) Not applicable

        (f) U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


        Of the $500,000 utilized to purchase 33.33 Units of Electropure, Inc. securities, each Unit consisting of 15,000 shares of Common Stock and 7,500 five-year warrants to purchase Common Stock at $1.25 per share, as described below, all of the proceeds were from Mr. Frank's personal funds.


ITEM 4. PURPOSE OF THE TRANSACTION


        On August 2, 2000, Mr. Frank purchased 33.33 Units of a private placement offering conducted by Electropure. Each Unit of securities acquired consists of 15,000 shares of Common Stock and 7,500 warrants to purchase Common Stock at $1.25 per share. In addition, each Unit provides for the issuance of 7,500 warrants to purchase, at $1.25 per share, the Common Stock of Micro Imaging Technology, a wholly-owned subsidiary of Electropure. All of the warrants expires are June 30, 2005 and are exercisable commencing on July 31, 2001, unless the securities of Micro Imaging Technology become publicly traded prior thereto, in which case the MIT warrants shall be exercisable immediately. Mr. Frank received 500,000 shares of Electropure Common Stock, 250,000 warrants to purchase Electropure Common Stock, and 250,000 warrants to purchase Micro Imaging Technology Common Stock pursuant to this transaction.


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                                                               PAGE 4 OF 8 PAGES

        Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Mr. Frank owns the following shares of Electropure:


            5,937,549 shares of Common Stock with one vote per share(1). 1,000,000 shares of Series B Convertible Preferred Stock with four votes per share.



            Mr. Frank owns beneficially 53.7% of the Common Stock (56.7% if all of the warrants described below are exercised) and 100% of the Series B Convertible Preferred Stock of Electropure. Mr. Frank owns 56.3% of the voting power of all classes of stock of Electropure.


----------------


(1) Includes warrants for 300,000 shares of Common Stock exercisable at $2.25 per share; 300,000 shares exercisable at $1.25 per share; and 902,603 shares exercisable at $2.00 per share.


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                                                               PAGE 5 OF 8 PAGES

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.


        (c) Since March 6, 2000, Mr. Frank has entered into the following transactions with regard to Electropure's Common Stock:

                 On August 2, 2000, Mr. Frank purchased 33.33 Units of the above private placement offering conducted by Electropure, Inc. for the purchase price of $15,000 per Unit, or a total of $500,000.


            The following Warrants are currently exercisable by Mr. Frank:


            DATE GRANTED          PURCHASE PRICE           NO. OF SHARES
            ------------          --------------           -------------
             12/17/92                $1.25                     50,000
             12/17/96                $1.25                     50,000
             08/02/00                $1.25                    250,000
             02/22/96                $2.25                    300,000
             07/29/99                $2.00                    450,000
             02/25/00                $2.00                    202,603
             03/06/00                $2.00                    250,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share. Mr. Frank also has the right, until August 31, 2002, to purchase 450,000 shares of Electropure Common Stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the Common Stock shall equal or exceed $3.00 per share for thirty consecutive trading days.

        Pursuant to his subscription of Units in February and March, 2000, Mr. Frank has the right until May 23, 2003 to purchase 452,603 shares of Electropure Common Stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the Common Stock shall equal or exceed $4.00 per share for thirty consecutive trading days.


        Mr. Frank has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure Common Stock at $1.25 per share. The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005. As described in Item 4, Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.


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                                                               PAGE 6 OF 8 PAGES

        Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

ITEM 7. EXHIBITS

        10.10.A  Subscription Agreement, December 6, 1989 *

        10.10.B  Subscription Agreement, October 10, 1990 *

        10.10.C  Subscription Agreement, March 1, 1991 *

        10.10.D  Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

        10.10.E  Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

        10.10.F  Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

        10.10.G  Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

        10.10.H  Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

        10.10.I  Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

        10.10.J  Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

        10.10.K  Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

        10.10.L  Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

        10.10.M  Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

        10.10.N  Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

        10.10.O  Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

        10.10.P  Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

        10.10.Q  Stock Right Agreement No. E-1034 **

        10.10.R  10% Two-Year Convertible Term Note - 12/31/96 **

        10.10.S  10% Two-Year Convertible Term Note - 02/25/97 **


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                                                               PAGE 7 OF 8 PAGES

        10.10.T  10% Two-Year Convertible Term Note - 04/10/97 **

        10.10.U  10% Two-Year Convertible Term Note - 01/26/98 ****

        10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

        10.10.W  Stock Purchase Agreement - 01/15/99 *****


        10.10.X  10% Two-Year Convertible Term Note - 12/13/99 ******

        10.10.Y  10% Two-Year Convertible Term Note - 01/25/00 ******

        10.10.Z  10% Two-Year Convertible Term Note - 02/10/00 ******


        10.47.8 License Termination Agreement dated August 14, 1997 (effective 08/05/97) ***

--------------------

* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

***** Previously filed in connection Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.


****** Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.

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                                                               PAGE 8 OF 8 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.

Dated: August 2, 2000



                                                  /s/ ANTHONY M. FRANK
                                                  ------------------------------
                                                      Anthony M. Frank